UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 11, 2025, Quhuo Limited, a Cayman Islands exempted company (the “Company”), adopted the Quhuo Limited 2025 Share Incentive Plan (the “2025 Plan”), as approved and authorized by the board of directors of the Company, effective on December 11, 2025. In accordance with applicable home-country practice, the adoption of the 2025 Plan did not require shareholder approval. Under the 2025 Plan, the initial maximum aggregate number of Class A Shares and/or Class B Shares which may be issued under the 2025 Plan shall be (i) 990,000,000 Class A Shares and (ii) 1,200,000 Class B Shares. The 2025 Plan will expire on the tenth anniversary of the effective date. The 2025 Plan shall be administered by a committee of the Company’s board of directors. Upon the effectiveness of the 2025 Plan, the Quhuo Limited 2024 Share Incentive Plan (the “2024 Plan”) was terminated and replaced in its entirety, except that outstanding awards granted under the 2024 Plan shall remain in effect in accordance with their terms.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all the exhibits hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Quhuo Limited 2025 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	December 19, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer

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